October 5, 2021

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Skylight Health Group Inc.

Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-10 (File No. 333-255444)

Ladies and Gentleman:

On behalf of Skylight Health Group Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form F-10 (File No. 333-255444) (the “Registration Statement”) in accordance with the instructions of the staff of the SEC. No securities were sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney Matthew Bernstein, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, /s/ Pradyum Sekar Pradyum Sekar
Chief Executive Officer